
RECEIVED
MAY 2 8 2010
WASH. D.C.
SECTION
PROCESSING


10030566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York,	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Franco **212-259-5608**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Franco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

DAVID R. RAPPAPORT
NOTARY PUBLIC, State of New York
No. 24-02RA4964159
Qualified in New York County
Commission Expires March 26, 20 14

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Investec Securities (US) LLC:

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 26, 2010

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2010

Assets	
Cash and cash equivalents	$ 238,654
Receivable from clearing broker	5,062,641
Total assets	$ 5,301,295
Liabilities and member's equity	
Liabilities:	
Accrued employee compensation	$ 663,638
Due to Parent	101,750
Accrued expenses	75,001
Total liabilities	840,389
Member's equity	4,460,906
Total liabilities and member's equity	$ 5,301,295

The accompanying notes are an integral part of the statement of financial condition.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2010

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company"), is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), whose ultimate parent is Investec plc ("Investec"), a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6 whereby the Company distributes third party affiliate research, intermediates foreign equity transactions and acts as U.S. placement agent for foreign equity offerings in the U.S. Further, the Company effects transactions in American Depository Receipts ("ADR's") and ordinary shares of foreign securities. The Company clears its securities transactions on a fully-disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

In July 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "Codification"). The Codification became the single source for all authoritative GAAP recognized by the FASB and is effective for the Company's current year end. The Codification changes the organization and referencing of financial accounting and reporting standards and certain references in the statement of financial condition use the Codification referencing system prescribed by the FASB.

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

Commission related receivables, included in receivable from clearing broker, are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. Income taxes are allocated to the Company by Holdings.

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the statement of financial condition. ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. The Company adopted ASC 740-10, *Accounting for Uncertainty in Income Taxes,* as of April 1, 2009. The adoption of ASC 740-10 had no material impact on the statement of financial condition at the time of adoption.

The Company does not have any material unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized tax benefits will significantly increase within the next 12 months.

Although the Company is not currently under examination by the federal of state income tax authorities, tax years ended March 31, 2008, 2009 and 2010 are open to adjustment by the relevant federal and state income tax authorities.

The Company applies the provisions of the ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. The Company transacts client orders on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis. The Company has not recorded any liabilities from guarantees under ASC 460-10.

3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are outstanding with Pershing LLC.

4. Related Party Transactions

The Company shares space, equipment and other related support with Holdings. Under a management services agreement with Holdings, overhead expenses including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses are allocated to the Company based on formulas applied to these expenses.

"Due to Parent" represents the balance due to Holdings from the Company. Receivable or payable balances are settled between the entities throughout the year on at least a quarterly basis. The amount represented in the statement of financial condition was settled on May 26, 2010.

5. Receivable from Clearing Broker

In the ordinary course of business, the Company maintains a cash balance with its clearing agent. The receivable at March 31, 2010 was $5,062,641. This balance includes the required deposit of $250,000.

6. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At March 31, 2010, the Company had net capital of $4,407,273, which was $4,157,273 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemptive provision of section (k)(2)(ii).

7. Subsequent Event

The Company has updated its subsequent event disclosure through May 26, 2010, the date the Company's financial statements are available to be issued.


ERNST & YOUNG
RECEIVED
MAY 28 2010

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Investec Securities (US) LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Investec Securities (US) LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Investec Securities (US) LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended March 31, 2010. Investec Securities (US) LLC's management is responsible for Investec Securities (US) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting agreement without exceptions.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending March 31, 2010, noting agreement without exceptions.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers for item number 2c(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions and item number 2c(9)(i) Total interest and dividend expense.

   We noted a difference between Form SIPC-7T and the supporting schedule provided for item number 2c(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. The adjustment reported on the SIPC-7T was understated by $14,340 as compared to the supporting schedule.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended March 31, 2010. Accordingly, we do

not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst + Young LLP

May 26, 2010

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended MARCH 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (30-REV 3/10)

MAR 25 2010

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067162 FINRA MAR
INVESTEC SECURITIES (US) LLC
666 5TH AVE 15TH FL
NEW YORK NY 10103-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
THOMAS FRANCO 212-259-5608

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,380

B. Less payment made with SIPC-6 filed (exclude interest) (1,867)
Nov. 16, 2009
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 2,513

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,513

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,513

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INVESTEC SECURITIES (US) LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/FINOP
(Title)

Dated the 19 day of MAY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning APRIL 1, 2009 and ending MARCH 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,113,341

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 312,600

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 48,555

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) 48,555

Total deductions 361,155

2d. SIPC Net Operating Revenues $ 1,752,186

2e. General Assessment @ .0025 $ 4,380

(to page 1 but not less than $150 minimum)